EXHIBIT 23.5
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form F-4) and related Prospectus of AngloGold Ashanti Limited for the registration of its ordinary shares and to the incorporation by reference therein of our report dated June 15, 2007, with respect to the balance sheet of Société des Mines de Morila S.A. as of December 31, 2006, and the related statement of income, shareholders’ equity and cash flows for the year then ended, as included in the December 31, 2006 Annual Report on Form 20-F of AngloGold Ashanti Limited filed with the Securities and Exchange Commission.

Ernst & Young Inc.
Registered Auditor
Johannesburg
Republic of South Africa
February 04, 2008